SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-89955

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

LANDAMERICA FINANCIAL GROUP, INC.

SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LANDAMERICA FINANCIAL GROUP, INC.

101 GATEWAY CENTRE PARKWAY

RICHMOND, VIRGINIA 23235-5153

Exhibit Index located at page 14.	16 total pages

LANDAMERICA FINANCIAL GROUP, INC.

SAVINGS AND STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

with

Reports of Independent Registered Public Accounting Firms

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee

LandAmerica Financial Group, Inc.

We have audited the accompanying statement of net assets available for benefits of the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the 2004 financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Glen Allen, Virginia

June 22, 2005

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee

LandAmerica Financial Group, Inc.

Savings and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan (the Plan) as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Richmond, Virginia

June 23, 2004

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments	$352,107,492	$297,729,516

Receivables:
Employer contributions (net of forfeitures)	3,996,117	3,660,597
Participant contributions	996,834	797,847

Total receivables	4,992,951	4,458,444

Total assets	357,100,443	302,187,960

Liabilities
Accrued fees payable	33,010	—

Net assets available for benefits	$357,067,433	$302,187,960

See accompanying notes.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions:
Investment income:
Net appreciation in fair value of investments	$16,747,115
Investment income	7,993,978
Other	39,795

24,780,888

Contributions:
Participants	28,491,698
Employer, net of forfeitures	12,554,469
Rollovers	3,601,279

Total additions	44,647,446

69,428,334

Deductions:
Benefits paid to participants	28,815,927
Administrative expenses	181,681
Other	39,297

Total deductions	29,036,905

Transfers	14,488,044

Net increase	54,879,473
Net assets available for benefits:
Beginning of year	302,187,960

End of year	$357,067,433

See accompanying notes.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements

December 31, 2004 and 2003

1. Description of the Plan

The LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan (the “Plan”) is a defined contribution plan covering salaried employees of LandAmerica Financial Group, Inc. (the “Company”), who have completed 30 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Overall responsibility for administering the Plan rests with the Benefits Committee appointed by the Board of Directors of the Company. Merrill Lynch Trust Company (the “Trustee”) maintains custody of the Plan’s assets and serves as the trustee of the Plan.

The following description of the Plan provides only general information. For a more complete description of the Plan’s provisions, copies of the Summary Plan Description are available on the Company’s website and from the Company’s Human Resources Department.

Contributions

Participants may contribute up to 25% of pretax annual compensation as defined in the Plan. Prior to January 1, 2004, participants could contribute up to 25% of pretax and after-tax annual compensation.

Beginning in 2002, participants age 50 or older may make additional catch-up contributions of $1,000 per year, increasing by $1,000 each year to a maximum of $5,000 in 2006.

The Company makes matching contributions equal to 80% of a participant’s contributions not to exceed 3% of the participant’s compensation. In addition, the Company may make discretionary matching contributions which are determined by the board of directors of the Company. The discretionary match for the 2004 and 2003 Plan years was 50% of the next 3% of a participant’s compensation over the first 3% contributed to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and were $444,214 as of December 31, 2004 and $380,281 as of December 31, 2003.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’ contributions and actual earnings thereon is based on years of service. A participant is 100 percent vested after six years of service.

Investment Options

Upon enrollment, participants may direct the investment of their account balances in any of the following 10 investment options:

LandAmerica Financial Group, Inc. Common Stock – Monies held by this investment fund are invested in common stock of the Company.

Davis New York Venture Fund – Monies held by this fund are invested primarily in common stocks with the objective of long-term capital appreciation.

Washington Mutual Investors Fund – The Fund seeks to produce income and provide an opportunity for growth of principal consistent with sound common stock investing.

ING International Value Fund – Monies held by this fund are invested in a portfolio composed of foreign common stocks with the goal of achieving long-term capital appreciation.

The Growth Fund of America – The fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks. The fund invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash.

AIM Small Cap Growth Fund – The fund’s objective is long-term growth of capital by investing, normally, at least 65% of it total assets in equity securities of U.S. issuers that have market capitalizations less than that of the largest company in the Russell 2000 index.

PIMCO NFJ Small Cap Value Fund – The fund seeks long-term growth of capital and income by normally investing at least 65% of its assets in common stocks of companies with market capitalization of between $100 million and $1.5 billion.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Merrill Lynch Retirement Preservation Trust Fund – Monies held by this fund are invested primarily in synthetic guaranteed insurance contracts or other insurance contracts at various banks and insurance companies.

Merrill Lynch Equity Index Trust – Monies held by this fund are invested in the common stocks comprising the Standard & Poor’s 500 Composite Stock Price Index.

PIMCO Total Return Fund – Monies held by this fund are invested primarily in an intermediate term portfolio of investment grade securities with the goal of achieving maximum returns while maintaining capital preservation.

Participants may change their investment options daily.

Participant Loans

Participants who have a vested account balance of at least $1,000 may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the end of the previous quarter plus 2%. Interest rates averaged approximately 6.8% during 2004 and 8.7% during 2003. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant generally may elect to receive a lump-sum amount equal to the vested value of his or her account, or defer payment if the participant’s balance is over $5,000.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Marketable securities are stated at fair value based upon quoted market prices obtained by the Trustee from national security exchanges. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the valuation date. Shares of LandAmerica Financial Group, Inc. stock are valued at quoted market price. Participant loans are valued at their outstanding balances, which approximate fair value.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Assets underlying the Merrill Lynch Retirement Preservation Trust Fund are primarily guaranteed investment contracts. These contracts are valued at contract values which approximate fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less Plan withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2004	2003
LandAmerica Financial Group, Inc. Common Stock, 1,136,541 and 1,312,333 shares, respectively	$61,937,534	$68,957,508
Merrill Lynch Retirement Preservation Trust Fund	76,562,855	64,316,421
Davis New York Venture Fund, 1,496,202 and 1,452,223 shares, respectively	45,918,425	39,965,172
Washington Mutual Investors Fund, 1,261,726 and 1,058,470 shares, respectively	38,684,517	30,356,928
The Growth Fund of America, 1,172,242 and 816,507 shares, respectively	31,767,747	19,873,779
ML Equity Index Trust, 288,247 and 289,469 shares respectively	25,625,188	23,267,524
PIMCO Total Return Fund, 2,244,118 and 1,840,132 shares, respectively	23,944,736	19,707,819
ING International Value Fund, 1,246,938 shares	22,008,464	—

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2004, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common stock	$1,299,685
Common/collective trusts	2,453,579
Mutual funds	12,993,851

$16,747,115

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. Administrative Expenses

Although not required by the Plan, the Company absorbs a portion of the costs of plan administration.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

8. Party-in-Interest Transactions

Participants may direct the Trustee as to the voting of the LandAmerica Financial Group, Inc. stock credited to their account. In addition, the Plan invests in a number of the Trustee’s mutual funds and common/collective trusts, which are identified as a transaction with a party-in-interest in the accompanying schedule.

9. Distributions Payable to Withdrawn Participants

Amounts related to participants who had withdrawn from participation in the earnings and operations of the Plan as of the Plan year end but for which disbursement had not been made were approximately $323,481 and $231,968 as of December 31, 2004 and 2003, respectively. Such amounts are required to be reported as liabilities on the prescribed financial statements of Form 5500 and, accordingly, will be a reconciling item between the net assets available for benefits as reported in the financial statements of Form 5500 and the accompanying financial statements.

10. Subsequent Events

Effective January 1, 2005, the Company’s matching contribution will be equal to 100% of a participant’s contributions, not to exceed 4% of a participant’s compensation. These Company contributions are known as “Safe Harbor Matching Contributions.” A participant is 100% vested in the Safe Harbor Matching Contributions made to his or her account.

Effective March 16, 2005, the investment option of AIM Small Cap Growth Fund was eliminated and replaced by the Pioneer Oak Ridge Small Cap Growth Fund.

Supplemental Schedule

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Employer Identification No. 541589611

Plan No. 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2004

	Cost	Fair Value
LandAmerica Financial Group, Inc. Common Stock#
LandAmerica Financial Group, Inc. Common Stock, 1,136,541 shares	$32,119,773	$61,937,534
UC Common Stock Fund
Universal Corporation Common Stock, 45,131 shares	660,938	2,159,087
Davis New York Venture Fund
Davis New York Venture Fund, 1,496,202 shares	36,459,258	45,918,425
Washington Mutual Investors Fund
Washington Mutual Investors Fund, 1,261,726 shares	33,868,966	38,684,517
The Growth Fund of America
The Growth Fund of America, 1,172,242 shares	27,183,245	31,767,747
ML Retirement Preservation Trust Fund*#
ML Retirement Preservation Fund, N.A.	76,562,855	76,562,855
ML Equity Index Trust*#
ML Equity Index Fund, 288,247 shares	21,652,417	25,625,188
PIMCO Total Return Fund
PIMCO Total Return Fund, 2,244,118 shares	24,026,935	23,944,736
ING International Value Fund
ING International Value Fund, 1,246,938 shares	18,246,712	22,008,464
AIM Small Cap Growth Fund
AIM Small Cap Growth Fund, 310,425 shares	7,449,424	8,524,257
PIMCO NFJ Small Cap Value Fund
PIMCO NFJ Small Cap Value Fund, 233,535 shares	6,171,838	6,735,150
Loans to Participants, 5% - 11.5%	—	8,239,532

Total Investment Assets		$352,107,492

*	common/collective trusts
#	parties-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LandAmerica Financial Group, Inc.
Savings and Stock Ownership Plan

Date: June 27, 2005	By:	LandAmerica Financial Group, Inc., Plan Administrator

		By:	/s/ Ross W. Dorneman
Ross W. Dorneman,
Executive Vice President—
Human Resources
LandAmerica Financial Group, Inc.

EXHIBIT INDEX

TO

FORM 11-K FOR

THE LANDAMERICA FINANCIAL GROUP, INC.

SAVINGS AND STOCK OWNERSHIP PLAN

Exhibit Number	Description of Exhibit
23.1	Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C. independent registered public accounting firm, dated June 27, 2005

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm, dated June 24, 2005